UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                               (Amendment No. __)*


                                Precision Auto Care, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    74018R105
                      ----------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 pages

CUSIP No. 74018R105                   13G                 Page 2 of 5 Pages


 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Avenir Corporation
           IRS ID No.: 54-1146619

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /X/
 3    SEC USE ONLY


 4         CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Virginia, United States

                5    SOLE VOTING POWER
 NUMBER OF                302,100

  SHARES        6     SHARED VOTING POWER
                             0
BENEFICIALLY

  OWNED BY      7     SOLE DISPOSITIVE POWER
                           302,100
   EACH

 REPORTING

  PERSON        8     SHARED DISPOSITIVE POWER
                             0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     302,100

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                     N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     5.52%

12    TYPE OF REPORTING PERSON*

                     IA

CUSIP No. 74018R105                   13G                 Page 3 of 5 Pages


Item 1.
      (a)       Name of Issuer

                Precision Auto Care, Inc.

      (b)       Address of Issuer's Principal Executive Offices

                748 Miller Drive, SE
                Leesburg, VA  20175

Item 2.
      (a)       Name of Person Filing

                Avenir Corporation

      (b)       Address of Principal Business Office or, if none, Residence

                1725 K Street, NW Ste 410
                Washington, D.C.  20006

      (c)       Citizenship

                U.S.

      (d)       Title of Class of Securities

                Common Stock

      (e)       CUSIP Number

                74018R105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) /__/       Broker or Dealer registered under Section 15 of the Act

      (b) /__/       Bank as defined in section 3(a)(6) of the Act

      (c) /__/       Insurance Company as defined in section 3(a)(19) of the act

      (d) /__/ Investment Company registered under section 8 of the Investment Company Act

      (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                     Section 240.13d-l(b)(l)(ii)(F)

      (g) /__/       Parent Holding Company, in accordance with
                     Section 240.13d-l(b)(ii)(G) (Note: See Item 7)

CUSIP No. 74018R105                   13G                 Page 4 of 5 Pages



      (h) /__/       Group, in accordance with Section 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)       Amount Beneficially Owned
                     302,100

      (b)       Percent of Class
                     5.52%

      (c)       Number of shares as to which such person has:
           (i)   sole power to vote or to direct the vote
                     302,100
           (ii)  shared power to vote or to direct the vote
                     0
           (iii) sole power to dispose or to direct the dispostion of
                     302,100
           (iv)  shared power to dispose or to direct the disposition of
                     0

Item 5. Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

CUSIP No. 74018R105                   13G                 Page 5 of 5 Pages

Item 10. Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 15, 1998
                                             -------------------------------
                                                    Date

                                             /s/ Peter C. Keefe
                                             -------------------------------
                                                   Signature

                                             Peter C. Keefe, Vice President
                                             -------------------------------
                                                   Name/Title